UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 4)*

CATASYS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44919F104
(CUSIP Number)

David E. Smith c/o Coast Asset Management, LLC 2450 Colorado Ave., Suite 100 E. Tower Santa Monica, CA 90404 310-576-3502
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	44919F104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David E. Smith

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
16,821,851 (1)

8.	SHARED VOTING POWER
0

9.	SOLE DISPOSITIVE POWER
16,821,851 (1)

10.	SHARED DISPOSITIVE POWER
0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,821,851 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.6% (1)(2)

14.	TYPE OF REPORTING PERSON*
IN

(1)  Includes (i) 9,335,351 shares of Common Stock, par value $0.0001 per share ("Common Stock") and (ii) warrants to purchase 7,486,500 shares of Common Stock.

(2)  The outstanding Common Stock share count used for purposes of calculating the ownership percentage was 33,901,395.  This outstanding share count is based on communications with Catasys, Inc. (the "Issuer").

CUSIP No.	44919F104

Item 1.	Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON DECEMBER 12, 2011.

Item 2.	Identity and Background.

(a-c,f)
This Schedule 13D/A is being filed by David E. Smith.  Mr. Smith is the managing member of Coast Investment Management, LLC, a Delaware limited liability company.  Mr. Smith is also the President and a member of the Board of Managers of Coast Asset Management, LLC, a Delaware limited liability company.

The principal business address for Mr. Smith is c/o Coast Asset Management, LLC, 2450 Colorado Ave., Suite 100 E. Tower, Santa Monica, CA 90404.

David E. Smith is a United States Citizen.

	(d)	David E. Smith has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
David E. Smith has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D FILED ON DECEMBER 12, 2011.

Item 4.	Purpose of Transaction.

David E. Smith is reporting the  conversion of a senior secured convertible note, which was originally purchased on October 5, 2011 and was subsequently amended on November 2, 2011, November 15, 2011 and December 8, 2011 (the "Senior Secured Convertible Note"), as disclosed in the Issuer's 8-K filed on December 27, 2011.  Pursuant to the terms of the Senior Secured Convertible Note, Mr. Smith converted $1,058,053 of principal and interest into 4,069,435 shares of Common Stock (at $0.26 per share of Common Stock).

Additionally, Mr. Smith previously held a warrant (which was previously reported) that entitled him to purchase 3,980,769 shares of Common Stock at $0.32 per share.  Due to the occurrence of a qualified financing transaction that resulted in an automatic increase, pursuant to the terms of such warrant, in the number of shares for which such warrant was exercisable, such warrant was amended and restated.  Under the terms of such amended and restated warrant, and after giving effect to such automatic increase, Mr. Smith may now purchase 6,900,000 shares of Common Stock at $0.32 per share.

Item 5.	Interest in Securities of the Issuer.
ITEM 5 OF THE SCHEDULE 13D FILED ON NOVEMBER 3, 2011 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a,b)
As of the date hereof David E. Smith may be deemed to be the beneficial owner of 16,821,851 shares of Common Stock, constituting 40.6% of the Common Stock of the Issuer.  The outstanding Common Stock share count used for purposes of calculating the ownership percentage was 33,901,395.  This outstanding share count is based on communications with the Issuer.

David E. Smith has the sole power to vote or direct the vote of 16,821,851 Common Stock; has the shared power to vote or direct the vote of 0 Common Stock; has sole power to dispose or direct the disposition of 16,821,851 Common Stock; and has shared power to dispose or direct the disposition of 0 Common Stock.

David E. Smith is deemed to beneficially own 16,821,851 Common Stock through his current ownership of 9,335,351 shares of Common Stock and warrants (entitling Mr. Smith to purchase 7,486,500 shares of Common Stock).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2012
(Date)

/s/ David E. Smith
(Signature)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SK 26024 0001 1261974 v4